UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Trina Solar Limited
(Name of Issuer)

American Depositary Shares, each representing 50 Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

89628E104
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89628E104	SCHEDULE 13G	Page 2 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Emerging Markets Absolute Return Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,455,000 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 11,455,000 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,455,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12	TYPE OF REPORTING PERSON PN

(1)
In its capacity as the direct owner of 229,100 American Depositary Shares (the “ADSs”) each of which represents an underlying 50 ordinary shares, par value $0.00001 per share, of the Issuer (“Shares”).

(2)
All calculations of percentage ownership herein are based upon an aggregate of 4,606,198,382 Shares outstanding as of December 31, 2014, as reported by the Issuer on its Form 20-F, dated April 24, 2015, filed pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 with the United States Securities Exchange Commission (the “SEC”) on April 24, 2015 (the “Form 20-F”).

CUSIP No. 89628E104	SCHEDULE 13G	Page 3 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Emerging Markets Equity Fund Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 83,365,000 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 83,365,000 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,365,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of 1,667,300 ADSs, representing an underlying 83,365,000 Shares.

CUSIP No. 89628E104	SCHEDULE 13G	Page 4 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Emerging Markets Equity Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 83,365,000 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 83,365,000 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,365,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Emerging Markets Equity Fund Holdings, L.P.

CUSIP No. 89628E104	SCHEDULE 13G	Page 5 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Emerging Markets Equity Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 83,365,000 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 83,365,000 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,365,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Emerging Markets Equity Fund GP, L.P.

CUSIP No. 89628E104	SCHEDULE 13G	Page 6 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 94,820,000 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 94,820,000 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,820,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Emerging Markets Absolute Return Fund, L.P. and as the sole shareholder of Oaktree Emerging Markets Equity Fund GP Ltd.

CUSIP No. 89628E104	SCHEDULE 13G	Page 7 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 94,820,000 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 94,820,000 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,820,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 89628E104	SCHEDULE 13G	Page 8 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 94,820,000 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 94,820,000 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,820,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 89628E104	SCHEDULE 13G	Page 9 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 94,820,000 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 94,820,000 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,820,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of OCM Holdings I, LLC.

CUSIP No. 89628E104	SCHEDULE 13G	Page 10 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 266,992,450 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 266,992,450 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,992,450 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON PN

(1)
Solely in its capacity as the duly appointed investment manager for Oaktree Emerging Markets Absolute Return Fund, L.P., Oaktree Emerging Markets Equity Fund Holdings, L.P. and certain separate accounts, none of which separate accounts owns more than 0.9% of the issued and outstanding Shares individually, and as the sole director of Oaktree Emerging Markets Equity Fund GP Ltd.

CUSIP No. 89628E104	SCHEDULE 13G	Page 11 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 266,992,450 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 266,992,450 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,992,450 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 89628E104	SCHEDULE 13G	Page 12 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 266,992,450 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 266,992,450 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,992,450 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 89628E104	SCHEDULE 13G	Page 13 of 21

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 266,992,450 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 266,992,450 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,992,450 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 89628E104	SCHEDULE 13G	Page 14 of 21

ITEM 1.	(a)	Name of Issuer:
Trina Solar Limited
	(b)	Address of Issuer’s Principal Executive Offices:
No. 2 Tian He Road, Electronics Park, New District Changzhou, Jiangsu 213031, People’s Republic of China

ITEM 2.

(a)-(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement, as previously filed:

(1)
Oaktree Emerging Markets Absolute Return Fund, L.P., a Delaware limited partnership (“EMAR”), in its capacity as the direct owner of 229,100 ADSs, representing a total of 11,455,000 Shares underlying the ADSs;

(2)
Oaktree Emerging Markets Equity Fund Holdings, L.P., a Delaware limited partnership (“EMEF Holdings”), in its capacity as the direct owner of 1,667,300 ADSs, representing a total of 83,365,000 Shares underlying the ADSs;

(3)	Oaktree Emerging Markets Equity Fund GP, L.P., a Cayman Islands limited partnership (“EMEF GP”), in its capacity as the general partner of EMEF Holdings;

(4)	Oaktree Emerging Markets Equity Fund GP Ltd., a Cayman Islands exempted company (“EMEF GP Ltd.”), in its capacity as the general partner of EMEF GP;

(5)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the general partner of EMAR and as the sole shareholder of EMEF GP Ltd.;

(6)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

(7)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

(8)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;

(9)
Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the duly appointed investment manager of EMAR, EMEF Holdings and certain separate accounts (the “Separate Accounts”) that are the direct owners of an aggregate of  3,443,449 ADSs, representing a total of 172,172,450 Shares underlying the ADSs, and as the sole director of EMEF GP Ltd.;

(10)	Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), in its capacity as the general partner of Management;

(11)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings and as the sole shareholder of Holdings, Inc.; and

(12)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)	Title of Class of Securities:
American Depositary Shares, each representing an underlying 50 ordinary shares, par value $0.00001 per share
(e)	CUSIP Number: 89628E104

CUSIP No. 89628E104	SCHEDULE 13G	Page 15 of 21

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

(a)-(c) Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or shared power to dispose or direct the disposition of:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

EMAR directly holds 229,100 ADSs, representing an underlying 11,455,000 Shares, constituting approximately 0.3% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares.

EMEF Holdings directly holds 1,667,300 ADSs, representing an underlying 83,365,000 Shares, constituting approximately 1.8% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares.

EMEF GP, in its capacity as the general partner of EMEF Holdings, has the ability to direct the management of EMEF Holding’s business, including the power to vote and dispose of securities held by EMEF Holdings; therefore, EMEF GP may be deemed to beneficially own the ADSs held by EMEF Holdings.

EMEF GP Ltd., in its capacity as the general partner of EMEF GP, has the ability to direct the management of EMEF GP’s business, including the power to direct the decisions of EMEF GP regarding the vote and disposition of securities held by EMEF Holdings; therefore, EMEF GP Ltd. may be deemed to have indirect beneficial ownership of the ADSs held by EMEF Holdings.

GP I, in its capacity as the general partner of EMAR and as the sole shareholder of EMEF GP Ltd., has the ability to direct the management of EMAR’s business and to appoint and remove the directors and direct the management of the business of EMEF GP Ltd.  As such, GP I has the power to direct the decisions of EMAR and EMEF GP Ltd. regarding the vote and disposition of securities held by each of EMAR and EMEF Holdings; therefore, GP I may be deemed to have indirect beneficial ownership of the ADSs held by each of EMAR and EMEF Holdings.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by EMAR and EMEF Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the ADSs held by each of EMAR and EMEF Holdings.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by each of EMAR and EMEF Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the ADSs held by each of EMAR and EMEF Holdings.
Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by each of EMAR and EMEF Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the ADSs held by each of EMAR and EMEF Holdings.

CUSIP No. 89628E104	SCHEDULE 13G	Page 16 of 21

Management, in its capacity as the duly appointed investment manager of EMAR, EMEF Holdings and the Separate Accounts, and as the sole director of EMEF GP Ltd., has the ability to direct the management of EMAR, the Separate Accounts and EMEF GP Ltd., including the power to direct the decisions of EMAR, the Separate Accounts and EMEF Holdings regarding the vote and disposition of securities held by EMAR, the Separate Accounts and EMEF Holdings; therefore, Management may be deemed to have indirect beneficial ownership of the ADSs held by EMAR, the Separate Accounts and EMEF Holdings.  The Separate Accounts hold in aggregate 3,443,449 ADSs, representing an underlying 172,172,450 Shares, constituting approximately 3.7% of the total issued and outstanding Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of  Management’s business, including the power to vote and dispose of securities held by EMAR, the Separate Accounts and EMEF Holdings; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the ADSs held by EMAR, the Separate Accounts and EMEF Holdings.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by EMAR and EMEF Holdings.  Additionally, OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by EMAR, the Separate Accounts and EMEF Holdings.  Therefore, OCG may be deemed to have indirect beneficial ownership of the ADSs held by each of EMAR, the Separate Accounts and EMEF Holdings.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by EMAR, the Separate Accounts and EMEF Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the ADSs held by each of EMAR, the Separate Accounts and EMEF Holdings.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All ownership percentages of the securities reported in this Statement are based on an aggregate of 4,606,198,382 Shares outstanding as of December 31, 2014, as reported by the Issuer on the Form 20-F.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 89628E104	SCHEDULE 13G	Page 17 of 21

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

OAKTREE EMERGING MARKETS ABSOLUTE RETURN FUND, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE EMERGING MARKETS EQUITY FUND HOLDINGS, L.P.

By:	Oaktree Emerging Markets Equity Fund GP, L.P.
Its:	General Partner

By:	Oaktree Emerging Markets Equity Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

CUSIP No. 89628E104	SCHEDULE 13G	Page 18 of 21

OAKTREE EMERGING MARKETS EQUITY FUND GP, L.P.

By:	Oaktree Emerging Markets Equity Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE EMERGING MARKETS EQUITY FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE FUND GP I, L.P.

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

CUSIP No. 89628E104	SCHEDULE 13G	Page 19 of 21

OCM HOLDINGS I, LLC

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P., on behalf of itself and the Separate Accounts

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

CUSIP No. 89628E104	SCHEDULE 13G	Page 20 of 21

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

CUSIP No. 89628E104	SCHEDULE 13G	Page 21 of 21

 Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).